

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   January 26, 2018

<u>Via E-mail</u>
Ms. Catherine A. Suever
Chief Financial Officer
Parker Hannifin Corp
6035 Parkland Boulevard
Cleveland, OH 44124-4141

> **Re: Parker Hannifin Corp**
> **Form 10-K for Fiscal Year Ended June 30, 2017**
> **Filed August 25, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 25, 2017**
> **File No. 1-04982**

Dear Ms. Suever:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2017</u>

<u>General</u>

1.   A catalogue for Parker Olaer Accumulator, Accessories and Spares posted on your website provides a regulations table which includes Syria and Sudan. Also, a November 2015 Service Information brochure for Denison Hydraulics Premier Series Open Pump Circuits posted on your website lists Syria under International Distributors. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements. For instance, a

recent news article reports that you have an agreement with Emirates Airline to provide maintenance for certain of its aircraft and engines throughout its worldwide network of repair facilities. Emirates Airline's website lists flights to Khartoum, Sudan. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.   Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

Definitive Proxy Statement on Schedule 14A

General RONA Bonuses and Converted RONA Bonuses, page 34

4.   It is unclear how the target payout amounts for the RONA bonuses and Converted RONA Bonuses resulted in the amounts actually paid as disclosed in the Summary Compensation Table footnotes. Elements of this calculation, such as the annual goal for return on net assets and mechanism for converting the Bonus Target Payout Amounts shown on page 36 into "RONA shares" are not disclosed. Similarly, because return on net assets used to determine the awards is not disclosed, the multiples applied to the RONA shares and salary to determine the amount of the bonuses are not clear. In your supplemental response, please elaborate on how the amounts disclosed in the Summary Compensation Table footnotes was determined, and in future filings, please disclose the goal for return on net assets, the RONA shares and multiples used and any other information necessary to understand how the final bonus amounts were determined.

Profitable Growth Incentive Plan, page 37

5.   To the extent that the PGI Plan is used to adjust General RONA Bonuses for named
        executive officers, please disclose the PG RONA Multiplier that you used, explain how it
        was determined with reference to the relevant three – year CAGR, and disclose the
        CAGR that was used in this determination.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding
comments on the financial statements and related matters. Please contact me at (202) 551-3765
with any other questions.

                                            Sincerely,

                                            /s/ Terence O'Brien *for*

                                            Pamela Long
                                            Assistant Director
                                            Office of Manufacturing and
                                            Construction